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John B. Meade

Davis Polk & Wardwell LLP	212 450 4077 tel
450 Lexington Avenue	212 701 5077 fax
New York, NY 10017	john.meade@davispolk.com

December 19, 2017

Re:	Hudson Ltd. Registration Statement on Form F-1 Filed November 14, 2017 File No. 333-221547

VIA EDGAR AND HAND DELIVERY

Ms. Mara L. Ransom

Office of Consumer Products
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549-3628

Dear Ms. Ransom

On behalf of our client, Hudson Ltd. (the “Company”) and pursuant to discussions with the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), we hereby submit as Exhibit A hereto for the Staff’s review a framework of the Company’s preliminary operating results for the three months and fiscal year ended December 31, 2017 that will be included in the Company’s Registration Statement on Form F-1 (the “Registration Statement”). The Company expects to include the preliminary operating results in a subsequent amendment (the “Amendment”) to the Registration Statement to be filed simultaneously with the launch of the offering.

The actual metrics contemplated by the preliminary operating results framework included in Exhibit A are not known as of the date of this letter. However, the Company believes that the framework provided in Exhibit A will not be subject to significant change.

As discussed with members of the Staff, the proposed framework is initially being provided for your consideration by correspondence due to the Company’s and the underwriters’ collective desire to provide such information significantly in advance of the launch of the Company’s planned initial public offering to provide all information necessary for the Staff to complete its review on a timely basis.

Please do not hesitate to contact me at (212) 450-4077, (212) 701-5077 (fax) or john.meade@davispolk.com or Yasin Keshvargar at (212) 450-4839, (212) 701-5839 (fax) or yasin.keshvargar@davispolk.com if you have any questions regarding the foregoing or if I can provide any additional information.

Very truly yours,

/s/ John B. Meade

John B. Meade

cc:	Via E-mail Adrian Bartella, Chief Financial Officer – Hudson Ltd. Christian Krämer, Partner – Ernst & Young AG Craig F. Arcella, Partner – Cravath, Swaine & Moore LLP

Exhibit A

Recent Developments

Preliminary Operating Results for the Three Months and the Fiscal Year Ended December 31, 2017

Our preliminary estimated unaudited operating results for the three months and the fiscal year ended December 31, 2017 are set forth below. We have provided a range for our operating results because our closing procedures for our fiscal quarter and our fiscal year ended December 31, 2017 are not yet complete. Our actual results remain subject to the completion of management’s final review and our other closing procedures, or subsequent events, as well as the completion of the audit of our annual combined financial statements. Accordingly, you should not place undue reliance on our preliminary operating results which may differ from actual results. Our actual combined financial statements and related notes as of and for the fiscal year ended December 31, 2017 are not expected to be filed with the SEC until after this offering is completed. During the course of the preparation of our actual combined financial statements and related notes, additional items that would require material adjustments to the preliminary operating results presented below may be identified. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Critical Accounting Estimates,” “Risk Factors—Risks Relating to Our Business” and “Cautionary Statement Regarding Forward-Looking Statements.”

The preliminary operating results included in this prospectus have been prepared by and are the responsibility of our management. Our independent accountant, Ernst & Young AG, has not audited, reviewed, compiled or performed any procedures with respect to the preliminary operating results. Accordingly, Ernst & Young AG does not express an opinion or any other form of assurance with respect thereto.

These estimates are not a comprehensive statement of our financial results for the three months and the fiscal year ended December 31, 2017, and should not be viewed as a substitute for full financial statements prepared in accordance with IFRS. In addition, these preliminary operating results for the three months and the fiscal year ended December 31, 2017 are not necessarily indicative of the results to be achieved in any future period.

We expect to report improvements in each of turnover and operating profit for the three months and the fiscal year ended December 31, 2017 as compared to the comparable prior periods.

•	For the three months ended December 31, 2017, we expect to report turnover in the range of $[●] million to $[●] million, compared to $415.1 million for the three months ended December 31, 2016. We also expect to report turnover in the range of $[●] million to $[●] million for the fiscal year ended December 31, 2017, as compared to $1,687.2 million for the fiscal year ended December 31, 2016. The increase in turnover was primarily the result of increases in average sales per transaction, with the remainder attributable to an increase in the overall number of transactions. This growth was partially offset by a decrease in net sales of acquired wind-down stores.

•	For the three months ended December 31, 2017, we expect to report operating profit in the range of $[●] million to $[●] million compared to $5.1 million for the three months ended December 31, 2016. We also expect to report operating profit in the range of $[●] million to $[●] million for the fiscal year ended December 31, 2017 as compared to $43.2 million for the fiscal year ended December 31, 2016. The increase in operating profit was primarily the result of an increase in turnover and gross profit and decrease in other operational result. This growth was partially offset by an increase in selling, personal and general expenses and an increase in depreciation and amortization charges.

We have not provided a range for net earnings/(loss) attributable to equity holders of the parent as we do not have all of the data, as of the date of this prospectus, to provide estimates for earnings before taxes (which requires the computation of interest expenses, interest income and foreign exchange gain/(loss)), income tax and net earnings attributable to non-controlling interest that are necessary to calculate net earnings attributable to equity holders of the parent. Our expected ranges for turnover and operating profit above may not be indicative of, and should not be taken to imply, any expected range for net earnings/(loss) attributable to equity holders of the parent.